Sub-Item 77C: SHAREHOLDER MEETING RESULTS


A Special Meeting of Shareholders of the Wasatch-
Hoisington U.S. Treasury Fund was held on July 28,
2016. The purpose of the Shareholder Meeting was to ask shareholders to approve a new Sub-Advisory
Agreement between Wasatch Advisors, Inc. and
Hoisington Investment Management Company with respect to the Wasatch-Hoisington U.S. Treasury Fund.
The results of the voting are as follows:

Affirmative Against  Abstain    Total
9,489,754   122,474  1,777,164  11,389,393